UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Skullcandy, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

83083J104

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,805,320
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,805,320
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 83083J104	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,805,320
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,805,320
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 83083J104	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,805,320
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,805,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 83083J104	13D	Page 5 of 10 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,805,320
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,805,320
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,805,320
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 83083J104	Page 6 of 10 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, $0.0001 par value (the “Common Stock”), of Skullcandy, Inc., a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital II GP LLC, a Delaware limited liability company, and Mill Road Capital II, L.P., a Delaware limited partnership (collectively, the “Reporting Persons”), on June 24, 2016, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on July 25, 2016 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows.

Introduction

This Amendment No. 2 relates to the letter dated August 15, 2016 from Mill Road Capital Management LLC (the “Management Company”) to the members of the Issuer’s board of directors (the “August 15 Proposal”), proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.25 per share, payable at closing (the “Merger”), pursuant to a proposed form of Agreement and Plan of Merger (the “Merger Agreement”) by and among MRSK Hold Co., a Delaware corporation (“Parent”), MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer.

The foregoing description of the August 15 Proposal does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the August 15 Proposal, a copy of which is filed as Exhibit 10 to this Schedule 13D and is incorporated by reference in its entirety into this Introduction.

1. Item 3 of the Schedule 13D is hereby amended and restated as follows:

“The Reporting Persons acquired beneficial ownership of an aggregate of 2,805,320 shares of Common Stock for $15,148,207.74 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.

The Debt Commitment Letter

Pursuant to a commitment letter dated as of August 12, 2016 (the “Debt Commitment Letter”) provided by Cerberus Business Finance, LLC and PNC Bank, National Association (together, the “Lenders”) to the Fund, the Lenders have committed, in connection with consummation of the Merger and subject to certain terms and conditions, to provide a senior secured financing facility in the maximum aggregate amount of $125 million, consisting of (i) a revolving credit facility of up to $40 million outstanding at any time and (ii) a term loan facility of up to $85 million. The foregoing description of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Debt Commitment Letter, a copy of which is filed as Exhibit 11 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

CUSIP No. 83083J104	Page 7 of 10 Pages

The Equity Commitment Letter

Pursuant to a commitment letter (the “Equity Commitment Letter”) to be provided by the Fund to Parent, the Fund will agree, subject to certain terms and conditions, to purchase equity interests of Parent for an aggregate amount equal to (i) the aggregate amount of merger consideration payable to holders of Common Stock, and holders of certain equity awards granted by the Issuer under its long-term and equity incentive plans, pursuant to the Merger Agreement, plus (ii) certain payment obligations of the surviving corporation under the Merger Agreement, minus (iii) $75 million (representing a portion of anticipated debt financing), minus (iv) $10.4 million (representing a portion of the Company’s anticipated cash and short term marketable securities as of the effective time of the Merger). The Fund may meet this funding obligation, in its discretion, directly or indirectly through its affiliates and/or with other accredited investors selected by the Fund. The foregoing description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Equity Commitment Letter, a copy of which is filed as Exhibit 12 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.

The Sponsor Guarantee

Concurrently with the execution of the Merger Agreement, and in order to induce the Issuer to enter into the Merger Agreement, the Fund will provide the Issuer a guarantee of (i) Parent’s obligation to pay the equity portion of the financing for the Merger, if and when such payments are applicable, or (ii) the payment of any and all damages incurred by the Issuer or its stockholders as a result of a breach by Parent or Merger Sub of any of their obligations under the Merger Agreement (the “Sponsor Guarantee”). The foregoing description of the Sponsor Guarantee does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the Sponsor Guarantee, a copy of which is filed as Exhibit 13 to this Schedule 13D and is incorporated by reference in its entirety into this Item 3.”

2. Item 4 of the Schedule 13D is amended by deleting its second and third paragraphs and replacing them with the following:

“On July 24, 2016, the Management Company sent an unsolicited proposal to the members of the Issuer’s board of directors, proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.05 per share, a copy of which is filed as Exhibit 5 to this Schedule 13D.

On August 15, 2016, the Management Company sent the August 15 Proposal to the members of the Issuer’s board of directors, proposing to acquire 100% of the fully diluted stock of the Issuer for cash consideration of $6.25 per share, payable at closing, pursuant to the Merger Agreement. The Management Company anticipates that the Merger will be structured as a tender offer followed promptly by a merger effected pursuant to Section 251(h) of the Delaware General Corporation Law, identical to the current structure agreed to by the Issuer pursuant to its existing June 23, 2016 Agreement and Plan of Merger with Incipio, LLC and Powder Merger Sub, Inc. (as amended to date, the

CUSIP No. 83083J104	Page 8 of 10 Pages

“Existing Merger Agreement”). Parent and Merger Sub are prepared to sign a definitive merger agreement in the form of the Merger Agreement, including terms and conditions substantially identical to the Existing Merger Agreement. The foregoing descriptions of the August 15 Proposal and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the terms and conditions of the August 15 Proposal and the Merger Agreement, copies of which are filed as Exhibit 10 and Exhibit 14, respectively, to this Schedule 13D and are incorporated by reference in their entirety into this Item 4.

Item 3 of this Schedule 13D, which contains descriptions of the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee, and the copies of the Debt Commitment Letter, the Equity Commitment Letter and the Sponsor Guarantee filed as Exhibit 11, Exhibit 12 and Exhibit 13, respectively, to this Schedule 13D, are incorporated by reference in their entirety into this Item 4.”

3. Paragraph (a, b) of Item 5 of the Schedule 13D is amended by deleting its first paragraph and replacing it with the following:

“The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 28,746,664 shares of the Common Stock issued and outstanding as of July 29, 2016, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarter ended June 30, 2016. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 15, 2016, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).”

4. Paragraph (c) of Item 5 of the Schedule 13D is amended by inserting the following at its end:

“No Reporting Person has effected any transaction in shares of the Common Stock since July 25, 2016 (the date of the filing of Amendment No. 1 to the Schedule 13D).”

5. Item 7 of the Schedule 13D is amended by inserting the following at its end:

“Exhibit 10	Letter from Mill Road Capital Management LLC to the Members of the Board of Directors of Skullcandy, Inc. dated August 15, 2016.

Exhibit 11	Commitment Letter dated as of August 12, 2016 by and among Cerberus Business Finance, LLC, PNC Bank, National Association and Mill Road Capital II, L.P.

Exhibit 12	Form of Commitment Letter by and between Mill Road Capital II, L.P. and MRSK Hold Co attached to the August 15 Proposal.

Exhibit 13	Form of Sponsor Guarantee by Mill Road Capital II, L.P. in favor of Skullcandy, Inc. attached to the August 15 Proposal.

CUSIP No. 83083J104	Page 9 of 10 Pages

Exhibit 14	Form of Agreement and Plan of Merger by and among MRSK Hold Co., a Delaware corporation, MRSL Merger Co., a Delaware corporation and wholly owned subsidiary of Parent, and Skullcandy, Inc. attached to the August 15 Proposal.”

6. Except as amended hereby, the Schedule 13D remains in full force and effect.

CUSIP No. 83083J104	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	August 15, 2016

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman
Scott P. Scharfman